Melanin Haircare

Dear investors,

2024 was filled with incredible milestones–none more meaningful than welcoming you, our community investors, into the Melanin Haircare family. Thanks to your support, we raised a significant amount of capital. While the timing didn't align for inventory production ahead of our highly anticipated Q3 and Q4 holiday season, those funds were put to immediate and impactful use, helping us kick off 2025 strong with fresh inventory releases in January.

Last year was a pivotal one for us. We took a step back to reassess and reorganize, identifying areas of cash flow inefficiency and applying pressure where it was most needed. With further reductions in operational and manufacturing expenses, we're positioned for a productive year ahead. We're excited to see how revenue grows as we move toward the goal of maintaining full stock levels across all channels.

Our retail relationships remain strong and engaged; both Sephora and Space NK have expressed continued confidence in the brand's ability to not only sell-through, but sell-out of stock. They are committed to keeping us in store and on shelves, and are hoping we will be able to maintain consistent full stock in 2025.

Our partnership with the inaugural Boston XChange, founded by NBA stars Jaylen Brown and Jrue Holiday and Olympic gold

medalist Lauren Holiday, is flourishing. Collaborations with institutions like MIT, Harvard, and the MFA Boston are opening powerful doors for the brand and the broader textured hair and BIPOC communities.

The momentum from 2024 into 2025 is real, and it's only just beginning. Thank you for believing in our mission. Together, we're not just building a brand–we're reshaping beauty standards and showing the world what's possible when community and purpose come together.

We need your help!

We're currently seeking investors interested in six-figure investments or higher, specifically to support a full year of retail PO inventory production. Our retail partners are interested in buying into the full year of production - with a 4 month lead time, and a 30 day AR. We're open and flexible on investment terms and would be happy to explore aligned opportunities with interested partners. Please reach out to Whitney White if interested via Founder@MelaninHaircare.com

Sincerely,

Taffeta White

Co-Founder & COO

Whitney White

CEO

How did we do this year?

REPORT CARD

C+

☺ The Good

Melanin Haircare secured funding to allocate towards inventory production

We reduced our retail presence to reduce costs and better recoup revenue!

We reduced our operational expenses by 69% and manufacturing costs by 81% to help position us for growth.

☹ The Bad

Investment delays impacted our ability to produce inventory for Q3 & Q4 holiday, which drives 2/3 our annual revenue.

Due to inventory shortages, we were unable to maintain full stock levels across our DTC and retail distribution channels.

Outstanding financial obligations to creditors and lenders continue to place considerable pressure on our cash flow.

2024 At a Glance

January 1 to December 31



$2,435,702 [50%]

Revenue



$341,684

Net Profit



$1,299,213 [15%]

Short Term Debt



$1,229,996

Raised in 2024



$72,000

Cash on Hand
As of 05/ 1/24

INCOME BALANCE NARRATIVE


Revenues
Profit
$4,883,874
$2,435,702
$341,684


-$3,155,606
2023
2024

Net Margin: 14% Gross Margin: 77% Return on Assets: 10% Earnings per Share: $0.03

Revenue per Employee: $405,950 Cash to Assets: 2% Revenue to Receivables: 2,629

Debt Ratio: 39%

Melanin_Haircare_Financials_and_CPA_Review_Report_2022_and_2023.pdf

CompanyOverview.pdf

StatementofCashFlows.pdf

We ❤ Our 1,638 Investors

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Sharon Alleyne
Nikkia Theodule
Carolyn Beverly
Marla Mason
Jemima Desmangles
Symone Alexander
Jyra Perry
Juliana Esseku
Rebecca Zuick
Melissa Mazard
Ramata Cisse
Lisa Ajala
Zoan Stokes
Carmen I. Fontanez
Michael Johnson
Keisha M. Carr
Alan Taylor
Katrina Feyintola
Chétina Muteba
Yaznairy Cabrera
Tyrell Wade
Edward Elsnau
Kenneth Swisher
Alexis Pierce
S. C.
Paul Nykamp
Todd Joslin
Susan Daley Morgan
Shanika Bowens
Badr Naif Alotaibi
Sameerah Muhammad
Daniel Potzler
Mushtak Hussain
Tristan Johnson
Angeline Henry
Khai Thom (kstarr)
Terry Sadler

Mary Lawrence
Stephanie Szarwark
Alice Blake
Shirley Renelique
Dina Jones
Keisha Roberson
Victor Harmon
Donald Gatewood
Iya Mokube
Rose A Edwin
Melia Rainer
Shawntel McCurdy
Bruce Landers
April Wilson
Linda Bigny
Nyke Parham
Angelique Cash
Donna Bynum Cathcart
Philip Conway
Marianne Joyce
Verhoeven DIS
Abc 123
Tracie Barnes
Andrea Watson-...
Tara Brown
Vanessa D Jennings
Gautam Raj Mode
Brittany Davis
Rosanita Ratcliff
Patricia White
Sara J HARRIS
Anne Michele...
Ericka Watson
Isis Farmer
Sabeena Prescod
Aleta Hill
T Alexandre
Joelle Jude Fontaine
Angela Jackson
Kathy Baynes
Andres Machin
Elisa Sanchez
Vashti Hollomon
Oluwaseyi Amorin
Fatimah Kelleher
Winnette Sanchez
Julia Vereen
Tia Gee
Kyoda Childs
Amber Ford
Aja Bonner
Jessica Idowu
R T
Colette Luke
Victoria A Williams
Jimsara Redon
J Paixão Fortes
Michelle Spencer
Wanda Addison
Peantra Chaderton
Danny McNeal
Tanesha Cushion
Roxie Howell
Melanie JONES
Jeffrey Trask
Marisa Sterling
Sanchessa Fon
Danielle Bradshaw
Sharon Brown
Aja Washington
Calena Jamieson
Mary Boliver

Nique 0606
La Shawn Piquant
Sharene Hawthorne-...
Cheryl S. Booker
Wendy Cleveland
Abena Palmore
Vanessa Seals
Miss Nadia L
Tracy Jackson
Verline JEAN
Janice Deloney
Whitney Helm
Jackie Womack
Danielle Hawkins
Marsha JW
Kinomi Jackson
Michelle Peoples
Sarah Winston
Kendra Jackson
Erica Scavella, Md,...
Claudine Williams
Monique Garner
Alecia Rhodes
Raquel C. Gary
Mia Mitchell
Denicia Herod
De'andrea Daniels
Tracy Scott
Troy Ross
Kelli Anne Christian
Angela Codjoe
Lakisha Gayden
Yvette Evanson
Aaron Berkeley
Lola Sal
Brittany Henderson
Charis Irving
Andrea Jackson
Maya Gabrielle...
Michele Williams
Patrice White
Rashanda Simmons
Nickiesha Straughter
Monica Cooper
Rhonda Johnson
Taylor Johnson
Maclovia Varner
Andrea Jasper
Jasmine Moats
Pauline Reid
Megan Cherry
Beverly Eddmonds
April Shelton
Free Hampton
Nailah Gobern Lee
Martina Doss
Avery Rodriguez
Francis Moscal Jr.
Mailys Mendene
Chantee Datcher
Zenaida Anim
Debbie M Johnson
Ekene Daniel
Tori McIntosh
Courtney White
Danae Collura
Le Thesha Harris
Tulani Watkins
Crys Valentine
Krystel Francis
Nina Ndu
Charmaine Brawner-...

Diane DeGraft-...
Mary Ashun
Sheree BOCLEAR
Makesha Reed
Janneh Frost
Laura T
D Williams
La Toya L. Bradford
Latricia George
Martina McArthur
V.A. Hosten
Narelle Ferreira
A Gadsden
Shebah Fardan
Regina Harris
Tasha Pendergast-...
Jeromica Ward
Nicole Mingo-Horton
S.Shephard Shephard
Colleen McClary
Ruth Booker
Cicilia Ariga
Lauren Jordan
Theodore R Miller
Shynell Jones
Christina Kandia
Nia Coultman
Fatin Burley
Kristi Minor
Dory Apollon
Simantha Douglas
Maya Jenkins
Selene Willis, PhD
Afiya F
Niyah Holloway
Jacqueline Mourot
Ashley Royster
Theodora Jejey
Shareda BLAIR-...
Nicole C.
Tanisha Franklin
Teyanna N
Caron Parker
Renada McCord
Matt Cubberly
Janella Barner
Nijaia Muhammad
Priscilla Nyahwa
Cheryl Smith
Debora Evans
Pihu Sharma
Gwendolyn Arnold
Latonya Journet
Gwendolyn Young
Charlande M La Pittus
Kellie Ifill
Erin Dykstra
Sorraia Tavares
Rahemma Mayfield
AR Hutcherson
April Thomas
Alicia Sylvester
Muyang Li
Kalena Bovell
Mo Evans
Stacey Poudrier
Ren Ferril
Taylor Holeman
Dhruv Kaul
Elizabeth Leamy
Shic Quonna Monroe
Jasiyah G Khalil

Jaliyah Brown
Carla Burrowes
Sheneda Porter
Kathy Morris
Nadia Charles
Kevin McPherson
Joylene Tucker-Walker
Chinitha Johnson...
Nicole Proctor
Sharmie Williams
Ayana Berridge
Jessica Hildebrand

Vonnetta Gidley
Olivia Matthew
Katara Thomas
Michelle Roper
Honorine Avenie
Tremena McDaniel
Allyson Hall
Desiree Murphy-...
Yolonda R. Williams
Kavit Haria
Mariel Robinson

Ayriel Bland
My Own DayOne
Kesha Haley
Qiana Harris
Tajuana Anjanette...
Isabella Coleman
Monica Fowlkes
I Mac
Gus Thomas
Shneese Player
Shannon Ramsey

Be BE
Michelle Armstrong
Noor Afolabi
Tiffany Thompson
Olubukola Akintoroye
Joseph Reese
Thaïs Torres
Clarisa Marcee
Victoria Manning
Ashley Rose
Paulette Bellins

Reese Wilkins
Evette Neville
Cila Brandao
Sianna Davis
Felicia Curry
Pamela Walker
Akos A
Mitzie R
Andrea Walker
Tc Clemmons
Emteecha McEwan

Olivia Wayne
Davina King
Robin N Minor
Nicole Maddox
Dieula Lumertine
Ayan Abdullahi
Oluwatosin Alo
Abigayle B.
Cassandra Owens
Selena Dennis
Melissa N Joseph

Thank You!

From the Melanin Haircare Team



Whitney White

Co-Founder & CEO



Taffeta White

Co-Founder & COO

Details

The Board of Directors

Director	Occupation	Joined
Taffeta White	COO @ Melanin Haircare	2015
Whitney White	CEO @ Melanin Haircare	2015

Officers

Officer	Title	Joined
Taffeta White	COO | Co-founder	2015
Whitney White	CEO | Co-founder	2015

Voting Power

Holder	Securities Held	Voting Power
Whitney White	6,000,000 Common Units	44.1%
Taffeta White	4,000,000 Common Units	29.4%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2019	$515,500		Section 4(a)(2)
11/2021	$3,000,000	Preferred Stock	Section 4(a)(2)
05/2022	$80,000		Section 4(a)(2)
07/2022	$2,547,251	Preferred Stock	Section 4(a)(2)
10/2022	$74,950		Section 4(a)(2)
02/2023	$50,000		Section 4(a)(2)
02/2023	$1,377,192	Preferred Stock	Section 4(a)(2)
05/2023	$110,000		Section 4(a)(2)
07/2023	$110,428		Section 4(a)(2)
12/2024	$1,229,996		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Paypal Working Capital	09/30/2019	$515,500	$10,937	30.0%		Yes
Clearbanc	05/06/2022	$80,000	$0	18.0%		
Hybrid Advance	10/28/2022	$74,950	$0	15.0%		
Favo	02/14/2023	$50,000	$0	20.0%		
Meged financial	05/12/2023	$110,000	$46,000	25.0%		Yes
Kickfurther	07/21/2023	$110,428	$85,660	12.0%		Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	10,000,000	10,000,000	Yes
Series A Preferred Units	6,266,666	3,600,000	Yes
Profits Interests Units	666,667	0	No

Warrants: 0
Options: 0

Form C Risks:

There is a risk of increased competition from existing or new competitors, which could negatively impact the company's market share and financial performance.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The Company has limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The future success of the Company depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company operates online which has certain risks inherent within this form of operating including risks concerning data privacy, consumer protection, cyber security, system reliability, copyright and other intellectual property issues, and logistics issues pertaining to online orders and availability of stock. If any of these issues occur, it could impact the profits and overall operations of the Company, which could undermine the investment of the Investor. It is quite possible that the Investor may lose a portion or its entire investment if any of the foregoing issues occur.

The Company relies on third-party suppliers and manufacturers for the production of their

The Company relies on third-party suppliers and manufacturers for the production of their products. Any disruption to the supply chain could negatively impact the Company and its ability to produce and sell said products.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management,

and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may

market based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Melanin Haircare, LLC

Delaware Limited Liability Company
Organized October 2015
6 employees
39 Grant St
#210
Framingham MA 01702 https://www.melaninhaircare.com

Business Description

Refer to the Melanin Haircare profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Melanin Haircare is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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